SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	HOUSTON
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	LOS ANGELES
HAIPING LI *	www.skadden.com	NEW YORK
RORY MCALPINE ♦		PALO ALTO
CLIVE W. ROUGH ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON

^ (ALSO ADMITTED IN CALIFORNIA)		BEIJING
♦(ALSO ADMITTED IN ENGLAND & WALES)		BRUSSELS
* (ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYERS		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
BRADLEY A. KLEIN (ILLINOIS)		PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO
July 28, 2017

Confidential

Mr. Larry Spirgel

Mr. Joshua Shainess

Mr. Terry French

Ms. Christie Wong

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 RYB Education, Inc. (CIK No. 0001708441)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on June 22, 2017

Dear Mr. Spirgel, Mr. Shainess, Mr. French and Ms. Wong:

On behalf of our client, RYB Education, Inc., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 19, 2017 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 22, 2017 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

General

1.                                      We note references to third-party market data throughout the prospectus, including references to a report from Frost & Sullivan. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

In response to the Staff’s comment, the Company encloses as Annex A an index that sets forth the relevant portions of the industry and market data from Frost & Sullivan and the National Bureau of Statistics of China and page numbers of the Revised Draft Registration Statement where such information appears, with cross-references to marked copies of the underlying supporting materials.

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

Prospectus Summary, page 1

3.                                      Please make it clear in the beginning and throughout your prospectus summary (including in your Corporate History and Structure section) that investors will be investing in a Cayman Islands holding company that does not directly own a substantial portion of its actual business operations. It must be clear that the business you are describing is not completely the registrant’s business, but rather is also the business of its subsidiary, variable interest entity (VIE), and subsidiaries of that VIE. We note that foreign invested entities such as the Company are restricted from owning or operating the 81 kindergartens discussed in your prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4 and 58 of the Revised Draft Registration Statement.

4.                                      Please revise the charts on pages 4 and 58 to depict the before and after anticipated ownership of the issuer and VIE. We note your disclosure in footnote (1) identifying the current owners of your VIE but believe a graphic depiction of this information and the post-offering ownership will provide investors with a clearer understanding of your complex corporate structure. Please also describe what a nominee shareholder is and why it is required.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 6, 58, 59 and 60 of the Revised Draft Registration Statement.

5.                                      Disclose here and in the footnotes to the chart the individuals who have direct control and/or ownership over RYB operations. Include your principal shareholder, Ascendent Rainbow (Cayman) Limited, in this chart, and include the names of the individuals who have direct control over the operating companies in China.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 6, 58, 59 and 60 of the Revised Draft Registration Statement.

6.                                      Disclose, if true, that the revenue contribution of your affiliated entities has historically accounted for all of your total revenues.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 58 of the Revised Draft Registration Statement.

7.                                      Consider providing an organizational chart that shows the ownership structure of the Company upon the completion of the offering. Include the percentage of equity and voting ownership in the registrant by public shareholders and beneficial owners.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6, 59 and 60 of the Revised Draft Registration Statement.

Risk Factors

Certain of our operations may be deemed by PRC government to be carried out by entities beyond their authorized business scope, and Sponsor registrations of certain of our directly operated kindergartens are inconsistent with their actual sponsorship structure, page 15

8.                                      Quantify the number of schools that give rise to each of these risk factors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 17 of the Revised Draft Registration Statement.

Corporate History and Structure, page 57

9.                                      Revise this section to include a discussion of the concept of sponsorship under the PRC regulatory system. We note your statement in footnote 2 of the table on page 3 that sponsorship concerning private schools is substantially similar to that of ownership. Please address how sponsorship differs from ownership and why the VIE sponsors rather than owns Beijing RYB Education Training School.

In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 59 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations, page 69

10.                               We note on page 21 that you entered into license agreements with certain overseas third party content providers. Please describe how you reported the license fee paid to these providers in the statements of operations.

The Company respectfully advises the Staff that the license fee paid to these providers represent the payment by the Company for certain teaching content and materials provided by them and was recorded as service cost of revenues in the Company’s statement of operations, based on respective contract terms of the license period with these service providers. As these agreements represent less than 1% of the Company’s cost of sales during each of the three years ended December 31, 2016, the accounting impact of these agreements is not further disclosed.

Critical Accounting Policies, Judgements and Estimates, page 71

11.                               Please describe the critical estimates and assumptions involved in evaluating the consolidation of variable interest entities in your critical accounting policies.

In response to the Staff’s comment, the Company has revised the disclosure on pages 73 and 74 of the Revised Draft Registration Statement.

Results of Operations, page 77

12.                               We note that your tuition fees have decreased as a percentage of revenue every year since 2014 (2014=78.6%; 2015=75.4%; 2016=72.1%). Please discuss whether this is indicative of a negative trend in your results of operations.

The Company respectfully advises the Staff that the Company’s tuition fees revenue increased by 22% from 2014 to 2015 and by 25% from 2015 to 2016, demonstrating a healthy growth from 2014. At the same time, the Company has been rapidly expanding its franchise network and saw significant increase in franchise fee income in the same period, resulting in a decrease in tuition fees as a percentage of the Company’s total revenues. In 2015 and 2016, the Company opened 12 and 15 new directly operated kindergartens, which is expected to further increase the Company’s revenues from tuition fees when they become mature kindergartens. As the Company’s directly operated kindergartens business has grown in the past three years, and the Company plans to further expand its teaching facility network, it does not consider fluctuation of tuition fees as a percentage to total revenue indicates a negative trend in its results of operations.

Liquidity and Capital Resources

Cash Flows and Working Capital, page 81

13.                               We note the regulatory requirements for payment of dividends from your PRC subsidiary to the company. Please make clear here that your PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. In addition, discuss the current regulatory restrictions on funding your PRC operations from proceeds from this offering, including how much of your total offering amount would likely be available for investment in your PRC operations and the timeframe for seeking approval for such investment.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Revised Draft Registration Statement.

Industry, page 90

14.                               We note the CAGR growth rates of revenue from year 2017 to 2021 were about 3%-7% lower than the rates from year 2011-2016 in the private kindergarten market and play-and-learn center market. However, the change of CAGR growth rates for student enrollments were less than 1% in both markets. Please discuss the factor(s) that contribute to such differences.

In response to the Staff’s comment, the Company has added disclosure on pages 92, 93 and 94 of the Revised Draft Registration Statement.

Related Party Transactions

Other Transactions with Related Parties, page 140

15.                               We note your disclosure indicating that you “expect” your loans to your directors to be paid prior to effectiveness. Please clarify that these loans must be repaid prior to effectiveness or the company risks a violation of Section 402(k) of the Sarbanes-Oxley Act of 2002.

The Company has revised the disclosure on page 142 of the Revised Draft Registration Statement to reflect that those directors have fully repaid their outstanding loans.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Cash and cash equivalents, page F-16

16.                               Please expand your accounting policy to explain how you considered the definition of cash equivalents in ASC 305-10-20.

In responses to the Staff’s comment, the Company has expanded the disclosure on page F-16 of the Revised Draft Registration Statement.

Revenue Recognition, page F-19

17.                               Please describe whether you offer a tuition refund if students enrolled in your kindergarten and play-and-learn programs withdraw from the class. If so, tell us how you recognized those refunds and whether they were material for all periods presented.

The Company respectively advises the Staff that it maintains different refund polices for the kindergartens and play-and-learn programs.

Kindergartens Program

The Company directly operated 77 kindergartens as of December 31, 2016. The tuition refund policy varies slightly for each kindergarten as they are subject to local regulations. Primarily, the key terms are as follows:

The students can claim refund of the tuition fee if they miss more than a certain number of classes. The refund amount is calculated using the following formula on a monthly basis:

Refund = 50% of the prepaid monthly tuition fee (if the student does not attend any class during the entire month) or 25% of the prepaid monthly tuition fee (if the student attended less than 5 days’ of classes during the entire month)

Play-and-learn Program

Student are entitled to refund for unused portion of the prepaid course fees. The refund amount is calculated using the formula below:

Refund = Prepaid amount — (number of courses provided * original unit price of course based on the number of tutoring session provided) — penalty

If the refund claim occurs within seven days after the student enrollment agreement was signed, there will be no penalty. Following that seven-day period, the amount of penalty is 10% or 15% of the remaining tuition fee prepaid by the student.

As noted above, students can only claim tuition fee refunds if the student does not attend the relevant classes in either the kindergarten or play-and-learn centers.  The tuition fees from kindergartens and play-and-learn centers are collected in advance and are initially recorded as deferred revenue which is then recognized as revenue ratably over the course of programs. This revenue recognition process is performed on a student-by-student basis consistent with the respective course requirements. When a refund occurs, the refund amount is recorded as a reduction of the deferred revenue balances. In no instance does the refund directly impact revenue previously recognized. In this context, the Company considers the tuition refunds of US$2.2 million, US$2.1 million, and US$3.2 million for the year ended December 31, 2014, 2015 and 2016, respectively, to be immaterial.

18.                               We note you consider franchisees to be customers for sales of educational merchandise. Please tell us whether you offered discounts to the franchisees. If so, tell us how you recorded the discounts.

The Company respectfully advises the Staff that it did not offer discounts on sales to franchisees as compared to sales to end-users. The Company’s sales of education merchandise was primarily generated from sales to franchisees, accounting for approximately 98.7%, 98.4% and 87.1% of total education merchandise revenue for the years ended December 31, 2014, 2015 and 2016, respectively. Historically, the sales of education merchandise by the Company to end-users were immaterial during the three years ended December 31, 2016. With the exception of sales of Zhu Dou products, the Company sells different lines of educational merchandise to its franchisees and end-users and each type of educational merchandise has its own standard price.  With regard to sales of Zhu Dou products, the Company’s franchisees purchase such products at a whole sale price of RMB128 per set compared to the Company’s retail sale price to end-users of RMB198 per set. The revenue generated from sales of Zhu Dou products by the Company to end-users was US$76,000, US$20,000 and US$98,000, respectively, for each of the three years ended December 31, 2016. Given that sales to end-users were immaterial, the Company does not believe that the sale price of Zhu Dou products to the franchisees reflects a discount on those products.

19.                               Please describe whether you recognized revenue net of VAT tax. We note you are subject to PRC VAT tax on certain services provided and products sold.

The Company respectfully advises the Staff that tuition fees generated from kindergarten services are subject to a VAT exemption pursuant to a circular jointly released by the Ministry of Finance and Finance and State Administration of Taxation as described in Note 2 on page F-21 of the Revised Draft Registration Statement. The tuition proceeds received from customers for kindergarten services is fully recorded as deferred revenue and then recognized as revenue ratably over the services period.

Revenue generated from other services and sales of products, namely play-and-learn centers services, franchising fees, sales of educational merchandise and training services, is reported net of VAT collected on behalf of PRC tax authorities. VAT is collected from customers, net of VAT paid for purchases, and is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Recent Accounting Pronouncements Not Yet Adopted, page F-24

20.                               Your disclosure states that you are in the process of assessing the potential impacts of Topic 606 on your financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

The Company respectfully advises the Staff that the Company’s chief financial officer has been driving various tasks in the financial reporting processes since she joined the Company in May 2017 which includes the implication assessment project on new accounting standards.  Specifically, in relation to Topic 606, the assessment project remains underway at the moment and the Company expects to complete the implication assessment by the next confidential submission of the draft registration statement, in which the interim period financial statements for the first six months of 2017 will be included.  To facilitate the Staff’s review, the Company has revised the relevant disclosure on F-24 of the Revised Draft Registration Statement to reflect the preliminary assessment result.

Restricted Net Assets, page F-44

21.                               Please tell us the reason that you are not required to contribute the 10% of after-tax profits as general reserve under PRC law and regulation. We note the Company incurred a net income in fiscal year 2016.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page F-44 of the Revised Draft Registration Statement.

Subsequent Events, page F-44

22.                               Please disclose the fair value of the share options granted subsequent to December 31, 2016. Also disclose the exercise price of the options and the fair value of the underlying shares.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page F-44 of the Revised Draft Registration Statement.

*            *            *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Lili Shan, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10-8520-7256 or via email at llshan@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Chimin Cao, Chairman of the Board, RYB Education, Inc.
Yanlai Shi, Director and Chief Executive Officer, RYB Education, Inc.
Ping Wei, Chief Financial Officer, RYB Education, Inc.
Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
David Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP